UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for September 2019

On a YoY basis, passenger traffic increased 2.0% in Mexico, 8.4% in Puerto Rico and 12.1% in Colombia

Mexico City, October 4, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for September 2019 increased 5.5% when compared to September 2018. Passenger traffic increased 2.0% in Mexico, 8.4% in Puerto Rico and 12.1% in Colombia.

This announcement reflects comparisons between September 1 through September 30, 2019 and 2018, as well as year-to-date figures for 2019 and 2018. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,176,024	2,219,687	2.0	25,158,418	25,783,861	2.5
Domestic Traffic	1,237,673	1,288,816	4.1	11,725,081	12,367,374	5.5
International Traffic	938,351	930,871	(0.8)	13,433,337	13,416,487	(0.1)
San Juan, Puerto Rico	526,761	571,010	8.4	6,362,573	7,072,180	11.2
Domestic Traffic	473,250	513,775	8.6	5,672,204	6,315,138	11.3
International Traffic	53,511	57,235	7.0	690,369	757,042	9.7
Colombia	904,696	1,013,803	12.1	7,681,418	8,807,551	14.7
Domestic Traffic	780,665	866,614	11.0	6,516,614	7,457,666	14.4
International Traffic	124,031	147,189	18.7	1,164,804	1,349,885	15.9
Total Traffic	3,607,481	3,804,500	5.5	39,202,409	41,663,592	6.3
Domestic Traffic	2,491,588	2,669,205	7.1	23,913,899	26,140,178	9.3
International Traffic	1,115,893	1,135,295	1.7	15,288,510	15,523,414	1.5

ASUR Page 1 of 3

Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,237,673	1,288,816	4.1	11,725,081	12,367,374	5.5
CUN	Cancun	683,428	701,857	2.7	6,525,887	6,703,534	2.7
CZM	Cozumel	12,279	11,395	(7.2)	123,926	147,802	19.3
HUX	Huatulco	46,320	52,827	14.0	512,051	575,881	12.5
MID	Merida	175,195	199,913	14.1	1,625,425	1,883,658	15.9
MTT	Minatitlan	16,374	10,436	(36.3)	144,693	105,315	(27.2)
OAX	Oaxaca	65,906	79,363	20.4	618,995	740,248	19.6
TAP	Tapachula	25,904	27,768	7.2	226,050	269,869	19.4
VER	Veracruz	114,321	110,206	(3.6)	1,060,565	1,035,408	(2.4)
VSA	Villahermosa	97,946	95,051	(3.0)	887,489	905,659	2.0
International Traffic		938,351	930,871	(0.8)	13,433,337	13,416,487	(0.1)
CUN	Cancun	899,471	889,419	(1.1)	12,663,402	12,671,074	0.1
CZM	Cozumel	12,217	9,085	(25.6)	328,763	286,592	(12.8)
HUX	Huatulco	1,188	974	(18.0)	108,559	107,659	(0.8)
MID	Merida	11,794	13,588	15.2	167,846	157,264	(6.3)
MTT	Minatitlan	501	507	1.2	5,533	5,987	8.2
OAX	Oaxaca	5,430	8,804	62.1	73,221	109,149	49.1
TAP	Tapachula	848	827	(2.5)	12,096	10,295	(14.9)
VER	Veracruz	5,352	5,797	8.3	50,607	52,349	3.4
VSA	Villahermosa	1,550	1,870	20.6	23,310	16,118	(30.9)
Traffic Total Mexico		2,176,024	2,219,687	2.0	25,158,418	25,783,861	2.5
CUN	Cancun	1,582,899	1,591,276	0.5	19,189,289	19,374,608	1.0
CZM	Cozumel	24,496	20,480	(16.4)	452,689	434,394	(4.0)
HUX	Huatulco	47,508	53,801	13.2	620,610	683,540	10.1
MID	Merida	186,989	213,501	14.2	1,793,271	2,040,922	13.8
MTT	Minatitlan	16,875	10,943	(35.2)	150,226	111,302	(25.9)
OAX	Oaxaca	71,336	88,167	23.6	692,216	849,397	22.7
TAP	Tapachula	26,752	28,595	6.9	238,146	280,164	17.6
VER	Veracruz	119,673	116,003	(3.1)	1,111,172	1,087,757	(2.1)
VSA	Villahermosa	99,496	96,921	(2.6)	910,799	921,777	1.2

Passenger Traffic, San Juan Airport (LMM)
		September		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		526,761	571,010	8.4	6,362,573	7,072,180	11.2
Domestic Traffic		473,250	513,775	8.6	5,672,204	6,315,138	11.3
International Traffic		53,511	57,235	7.0	690,369	757,042	9.7

Colombia Passenger Traffic Airplan
		September		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		780,665	866,614	11.0	6,516,614	7,457,666	14.4
MDE	Rionegro	551,926	626,731	13.6	4,586,746	5,409,532	17.9
EOH	Medellin	92,108	93,303	1.3	779,603	801,648	2.8
MTR	Monteria	82,651	86,707	4.9	682,242	734,571	7.7
APO	Carepa	18,097	20,026	10.7	146,438	163,387	11.6
UIB	Quibdo	29,421	32,479	10.4	259,320	279,172	7.7
CZU	Corozal	6,462	7,368	14.0	62,265	69,356	11.4
International Traffic		124,031	147,189	18.7	1,164,804	1,349,885	15.9
MDE	Rionegro	124,031	147,189	18.7	1,164,804	1,349,885	15.9
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		904,696	1,013,803	12.1	7,681,418	8,807,551	14.7
MDE	Rionegro	675,957	773,920	14.5	5,751,550	6,759,417	17.5
EOH	Medellin	92,108	93,303	1.3	779,603	801,648	2.8
MTR	Monteria	82,651	86,707	4.9	682,242	734,571	7.7
APO	Carepa	18,097	20,026	10.7	146,438	163,387	11.6
UIB	Quibdo	29,421	32,479	10.4	259,320	279,172	7.7
CZU	Corozal	6,462	7,368	14.0	62,265	69,356	11.4

ASUR Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 4, 2019